

NEWS RELEASE

Orla Mining Reports First Quarter 2026 Financial Results
Strong start to 2026 driven by Musselwhite

Vancouver, BC – May 11, 2026 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") today announces the results for the first quarter ended March 31, 2026.

(All amounts expressed in millions of US dollars unless otherwise stated, as at March 31, 2026)

First Quarter 2026 Summary

- First quarter gold production of 81,206 ounces and total quarterly gold sold of 81,540 ounces, generating $378.9 million in revenue. Orla remains on track to meet its full year consolidated gold production guidance range of 340,000–360,000 ounces.

- First quarter all-in sustaining cost[1] ("AISC") was $1,668 per ounce of gold sold and the Company is on track to meeting its full year AISC guidance range of $1,550-$1,750 per ounce.

- Net income for the first quarter was $75.4 million or $0.22 per share.

- Adjusted earnings[1] for the first quarter were $134.7 million or $0.39 per share.

- Cash flow from operating activities before changes in non-cash working capital during the first quarter was $103.5 million.

- Exploration and project expenditure[1] was $36.1 million during the quarter, of which $6.0 million was expensed and $30.1 million was capitalized.

- The Company ended the quarter with $427.3 million in cash and $331.3 million in debt, resulting in a net cash position of $96.0 million and $517.3 million in liquidity[1].

- **South Railroad Project – Advancing to Construction:** Following an updated Feasibility Study boasting a $1.7B NPV (5%) and 95% IRR at $4,500/oz gold, the Company approved immediate spending on engineering and procurement to support a mid-2026 construction start for its third operating mine.

- **Camino Rojo Underground Advancement:** In February 2026, the Company announced a positive Preliminary Economic Assessment for a standalone underground operation in Zacatecas, Mexico, marking a key step in transitioning from open pit oxide mining to a larger-scale, long-life underground sulphide operation.

- **Camino Rojo Permitting Milestone:** The Company received the federal environmental permit (Manifestación de Impacto Ambiental) for the Camino Rojo mine, authorizing the open pit expansion including the layback area, to optimize and extend the life of current oxide operations and to begin construction of an underground exploration decline to advance the Camino Rojo Underground Project.

- **Musselwhite Exploration Continued Success**: Drilling confirmed high-grade mineralization extending over two kilometres down-plunge across two new stacked zones, significantly supporting

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[1] Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this press release.



resource growth and mine life extension. Surface drilling at Camp Bay identified shallow mineralization and potential satellite deposits near existing infrastructure.

- On May 11, 2026, the Company declared a quarterly dividend of US$0.015 per common share, payable on June 9, 2026, to shareholders of record at close of business on May 26, 2026.

"The first quarter of 2026 has set a strong foundation for growth. Our operations are performing steadily, and we are firmly on track to achieve our annual guidance. Central to this progress is the commitment of our team. Operational excellence is inseparable from the safety and well-being of our workforce; by ensuring every team member return home safely, we strengthen the very core of our organization.

2026 is another year of growth milestones, and we are already delivering, having released the South Railroad feasibility study and Camino Rojo PEA, secured critical permits, and achieved further success at Musselwhite. As we continue to scale, we are not just increasing output, we are building a more resilient and better company. These achievements provide a clear path for success through the rest of 2026 and beyond."

- Jason Simpson, President and Chief Executive Officer, Orla Mining

First Quarter Operational Update

Table 1a: Operating Highlights

Operating		Q1 2026	Q1 2025
Consolidated			
Total Gold Produced	oz	81,206	47,759
Total Gold Sold	oz	81,540	46,356
Average Realized Gold Price[1]	$/oz	$4,575	$2,915
Cash Cost per Ounce[1,2]	$/oz	$1,251	$597
All-in Sustaining Cost per Ounce[1,2]	$/oz	$1,668	$845
Musselwhite, Canada[3]			
Ore Milled	tonnes	332,822	104,287
Milled Ore Gold Head Grade	g/t	6.29	5.55
Gold Produced	oz	62,985	17,786
Gold Sold	oz	64,104	15,844
Camino Rojo, Mexico			
Ore Stacked	tonnes	1,828,000	1,672,826
Stacked Ore Gold Grade	g/t	0.59	0.78
Gold Produced	oz	18,221	29,973
Gold Sold	oz	17,436	30,512

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[1] Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this press release.
[2] Cash cost and AISC for Q1 2025 does not include the operations of the Musselwhite Mine, which was acquired on February 28, 2025. Refer to "Non-GAAP Measures" for further discussion.
[3] Orla completed the acquisition of Musselwhite on February 28, 2025. Operational figures for Q1 2025 are provided from March 1, 2025 onwards.



Table 1b: Financial Highlights

Financial		Q1 2026	Q1 2025
Revenue	$m	$378.9	$140.7
Cost of Sales – Operating Cost	$m	$95.4	$48.3
Net Income (Loss)	$m	$75.4	$(69.8)
Adjusted Earnings[4]	$m	$134.7	$38.6
Earnings per Share – basic	$/sh	$0.22	$(0.22)
Adjusted Earnings per Share – basic[4]	$/sh	$0.39	$0.12
Cash Flow from Operating Activities before Changes in Non-Cash Working Capital	$m	$103.5	$401.2
Free Cash Flow[4]	$m	$62.9	$393.8
Financial Position		**Mar 31, 2026**	**Dec 31, 2025**
Cash and Cash Equivalents	$m	$427.3	$420.8
Net Cash (Debt)[4]	$m	$96.0	$35.8

First Quarter 2026 Consolidated Summary

Gold produced during the quarter totaled 81,206 ounces, from the Musselwhite Mine and the Camino Rojo Oxide Mine. Gold sold during the quarter totaled 81,540 ounces. Consolidated cash costs and AISC totaled $1,251 and $1,668 per ounce of gold sold, respectively.

Musselwhite Operations

During the quarter, Musselwhite mined 333,495 tonnes of ore and processed 332,822 tonnes at a mill head grade of 6.29 g/t gold. Gold recovery was 95.9% resulting in gold production of 62,985 ounces. Plan performance was stable with an average milling rate of 3,698 tonnes per day over the quarter.

Musselwhite exceeded production targets through strategic mine plan resequencing due to strong development and production results in late 2025. This provided access to higher-grade ore earlier in the year than originally planned. Mining and development performance in the quarter was driven by strong execution from the site team. Development rates increased 20% from 2025 to first quarter achieving an average of 38.2 metres per day.

Development performance remained consistent, with each month achieving over 1,000 metres of advance. This was largely driven by reliable equipment availability and strong execution across development crews.

Camino Rojo Operations

The Camino Rojo Oxide Mine produced 18,221 ounces of gold during the first quarter of 2026, in line with plan.

During the quarter, the operation mined over 2.0 million tonnes of ore and approximately 2.3 million tonnes of waste, resulting in a strip ratio broadly in line with expectations. A total of approximately 1.8 million tonnes of ore was stacked at an average grade of 0.59 g/t gold, corresponding to an average

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[4] Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this press release.



stacking rate of approximately 20,311 tonnes per day. Gold sold during the quarter totalled approximately 17,436 ounces, consistent with production levels.

As noted in the March 18, 2026, press release, the Company received the environmental permit (Manifestación de Impacto Ambiental, "MIA") from Mexico's Secretariat of Environment and Natural Resources ("SEMARNAT") for Camino Rojo. With this approval, Orla now has all the permits necessary, including the Change of Land Use approval, to mine the remainder of the oxide open-pit, including the layback area and initiate the underground exploration decline.

Project and Exploration Summary

For the first quarter, a total of 22,451 metres were drilled, with 20,489 metres at Musselwhite and 1,962 metres in Mexico. Project development activities during the period focused on advancing permitting efforts and the feasibility study update for the South Railroad Project in Nevada and progressing the potential underground development at Camino Rojo, with the release of the Preliminary Economic Assessment.

Musselwhite, Ontario:

In the first quarter, the Musselwhite exploration program continued advancing the deep directional drilling along the Mine Trend, the underground drilling for reserve and resource growth and inventory definition, and the near-mine surface drilling program.

The deep directional drilling program continued to evaluate the down-plunge extension of the Mine Trend. A total of 5,291 metres were completed in the quarter, with results confirming continuity of gold mineralization two kilometres from current operations and the presence of two parallel mineralized zones, with an upper horizon interpreted as the Lynx zone and a lower horizon interpreted as the PQ zone. Two directional drill holes intersected the PQ Extension zone with visible gold at their predicted locations, validating the interpreted geometry of the mineralized system.

Underground exploration drilling focused on reserve replacement, resource expansion, and inventory definition within Lynx, Redwings, West Limb, and PQ zones. A total of 12,546 metres of underground exploration drilling was completed during the quarter, with results including high-grade mineralization from the Lynx, PQ and West Limb zones.

The near-mine surface drilling program targeting the Camp Bay area was completed in mid-March, with 2,652 metres drilled across sixteen shallow holes in the first quarter. Results returned broad, shallow intercepts of gold mineralization. Near-mine drilling will resume in the second quarter targeting a four-kilometre strike trend along the Musselwhite SE extension, also known as "Karl Zeemal".

South Railroad Project & South Carlin Complex, Nevada:

South Railroad represents Orla's next mine build and is expected to increase the Company's consolidated annual gold production toward 500,000 ounces. South Railroad is in the permitting stage and is a gold heap leach project located in Nevada, USA, and forms a part of the Company's larger South Carlin Complex ("South Carlin") land package on the prolific Carlin Trend.



South Railroad, situated on federal land, is currently advancing under the guidance of the US Bureau of Land Management (BLM) as a FAST-41 Covered Project in accordance with the National Environmental Policy Act (NEPA) for permitting. The BLM's Record of Decision, the final permitting decision, is targeted for mid 2026.

On January 15, 2026, Orla announced the results of an optimized feasibility study for the South Railroad Project. The study results reaffirmed the strong attributes of the South Railroad Project, notably the robust production profile and margins. Underpinning the updated study was significant engineering work, contractor and supplier quotations, and project optimizations, forming the basis for the initial capital cost estimate of $395 million.

During the quarter, purchase orders were issued for critical long-lead equipment, including the ADR plant, crushing systems, and LNG generators to support long-term site power requirements. In addition, contracts were awarded for the mine water treatment plant and Limited Notices to Proceed were issued for major civil works, including necessary upgrades to the site access road.

By the end of the quarter, overall detailed engineering progress was 41% complete. The project team continued to advance detailed design for key project facilities while maintaining ongoing support for permitting efforts.

The 2026 exploration program is planned to commence in the second quarter and will focus on potential pit extensions at Pinion, Dark Star and Jasperoid Wash to support resource and reserve growth and assess opportunities to extend mine life, as well as advancing oxide targets and mineralized zones proximal to the South Railroad development area.

Camino Rojo Underground and Zone 22:

During the quarter, Orla released the positive results of the Preliminary Economic Assessment (PEA) for the underground project at the Camino Rojo Mine in Zacatecas, Mexico. The PEA evaluates the technical and economic potential of a standalone underground development project beneath the existing Camino Rojo open pit and outlines a potential pathway toward a larger-scale, long-life operation.

With the recent MIA approval, Orla is set to begin underground access development at Camino Rojo. Work on the exploration portal and decline is expected to start in the second half of 2026, enabling deeper resource definition of the sulphide mineralization beneath the current open pit and advancing the technical evaluation of a potential underground operation.

A 4,300 metres drill program to support the generation of metallurgical, geotechnical and hydrological material for a Pre-Feasibility Study for the underground project began in mid-January 2026. A total of 1,962 metres were drilled during the quarter. The Company targets the completion of a Pre-Feasibility Study (PFS) in 2027.

Diesel Cost Exposure Update

During the quarter, energy prices have risen sharply as a result of the ongoing conflict in the Middle East. The Company's gross exposure to diesel for 2026 is approximately $25 million, or approximately 4% of total operating costs, and represents approx. $70/oz AISC. A $10/litre change in oil prices would result



in an increase of approx. $0.9 million to operating costs or approx. $2.50/oz AISC impact. To date, the Company has experienced an approximate 6% increase in diesel price resulting in a approx. $3.00/oz impact to AISC. Importantly, the Company has not experienced any fuel availability issues.

First Quarter 2026 Cash Flow Items

During the first quarter, the Company made several notable cash payments, including approximately $93.0 million in income tax payments related to 2025 and $25.6 million in installments related to 2026. The 2025 income tax payment was driven by $68 million for Musselwhite's 2025 taxes and $25 million mainly for the annual Camino Rojo special mining duty.

Additionally, the Company paid a $20 million contingent payment to Newmont, as the average gold price exceeded the $2,900 per ounce threshold established in the Musselwhite acquisition. Debt reduction also continued with a $35 million loan repayment completed during the period.

Dividend

On May 11, 2026, the Company declared a quarterly dividend of $0.015 per common share, payable on June 9, 2026, to shareholders of record at close of business on May 26, 2026.

Financial Statements

Orla's unaudited condensed interim consolidated financial statements and management's discussion and analysis for the quarter ended March 31, 2026, are available on the Company's website at www.orlamining.com, and under the Company's profiles on SEDAR+ and EDGAR.

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are the Qualified Persons as defined under NI 43-101 - *Standards of Disclosure for Mineral Projects*.

First Quarter 2026 Conference Call

Orla will host a conference call on Monday, May 11, 2026, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the first quarter 2026:

Dial-In Numbers / Webcast:

North American - Toll-Free: +1 833 461 5787
USA / International Toll: +1 585 542 9983
Canada - Toll-Free: +1 365 657 4084
Conference ID: **581323587**
Webcast: https://orlamining.com/investors/



About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine and the potential underground Project. The property covers over 139,000 hectares which contains a large oxide and sulphide Mineral Resource; (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion; and (3) South Railroad (South Carlin Complex), in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

NON-GAAP MEASURES

We have included herein certain performance measures ("non-GAAP measures") which are not specified, defined, or determined under generally accepted accounting principles ("GAAP"). These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.



AVERAGE REALIZED GOLD PRICE

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold.

	Q1 2026	Q1 2025
Revenue	$ 378,880	$ 140,670
Silver sales	(5,846)	(5,533)
Gold sales	373,034	135,137
Ounces of gold sold	81,540	46,356
AVERAGE REALIZED GOLD PRICE	**$ 4,575**	$ 2,915

NET CASH

Net cash is calculated as cash and cash equivalents and short-term investments less total debt adjusted for unamortized deferred financing charges at the end of the reporting period.

	March 31, 2026	December 31, 2025
Cash	$ 427,349	$ 420,776
less: face value of revolving facility	(60,000)	(90,000)
less: face value of term facility	(90,000)	(95,000)
less: face value of convertible notes	(181,300)	(200,000)
NET CASH	**$ 96,049**	$ 35,776

LIQUIDITY

Liquidity is defined as cash and cash equivalents plus undrawn amounts available under the Company's credit facilities, and is a measure of the Company's financial flexibility and ability to meet its obligations as they come due. This measure provides a more comprehensive view of funds readily available to support operations, capital expenditures, and other commitments than cash alone. We believe Liquidity is useful to investors as it reflects the Company's total available sources of funding without the need to raise additional external capital.

	March 31, 2026	December 31,2025
Cash	$ 427,349	$ 420,776
Undrawn amounts on credit facilities	90,000	60,000
LIQUIDITY	**$ 517,349**	$ 480,776

ADJUSTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

Adjusted earnings excludes unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company. We believe these measures are useful to market participants because they are important indicators of the strength of our operations and the performance of our core business.



	Q1 2026	Q1 2025
Net income (loss) for the period	**$ 75,405**	$(69,832)
Change in fair values of financial instruments	**46,650**	80,725
Unrealized foreign exchange	**291**	2,565
One-time Musselwhite acquisition costs	**—**	10,215
Increased costs from inventory fair value adjustment	**—**	9,769
Panama arbitration costs	**982**	—
Mexico site review	**5,365**	—
Share based compensation related to PSUs	**—**	2,096
Accretion of deferred revenue	**5,980**	3,050
ADJUSTED EARNINGS	**$ 134,673**	$ 38,588
Millions of shares outstanding – basic	**344.2**	322.4
Adjusted earnings per share – basic	**$ 0.39**	$ 0.12

Companies may choose to expense or capitalize costs incurred while a project is in the exploration and evaluation phase. Our accounting policy is to expense these exploration costs. To assist readers in comparing against companies which capitalize their exploration costs, we advise that included within Orla's net income for each period are exploration and project costs which were expensed, as follows:

	Q1 2026	Q1 2025
Exploration & evaluation expense	**$ 6,032**	$ 8,879

FREE CASH FLOW

Free Cash Flow is calculated as cash flow from operating activities net of additions to property, plant and equipment, and expenditures on mine development.
Included within the figures for the three months ended March 31, 2025, is $360.8 million received under the gold prepay arrangement.

	Q1 2026	Q1 2025
Cash flow from operating activities	**$ 112,388**	$ 411,465
Purchases of plant and equipment	**(19,398)**	(10,731)
Expenditures on mineral properties	**(30,122)**	(6,932)
FREE CASH FLOW	**$ 62,868**	$ 393,802

CASH COST PER OUNCE, AND ALL-IN SUSTAINING COST ("AISC") PER OUNCE

Cash cost per ounce is calculated by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. All-in Sustaining Cost is a performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Management believes that these two measures are useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.



CASH COST	Three months ended March 31, 2026				Three months ended March 31, 2025			
	Camino Rojo	Mussel-white	Corporate	Total	Camino Rojo	Mussel-white[5]	Corporate	Total
Cost of sales – operating costs	$ 21,990	$ 73,417	$ —	$ 95,407	$ 20,983	$ -	$ —	$ 20,983
Cost of sales - royalties	2,630	9,817	—	12,447	2,765	-	—	2,765
Silver sales	(5,255)	(591)	—	(5,846)	(5,533)	-	—	(5,533)
CASH COST	$ 19,365	$82,643	$ —	$102,008	$18,215	$ -	$ —	$18,215
Ounces of gold sold	17,436	64,104	n/a	81,540	30,512	-	-	30,512
Cash cost per ounce sold	$ 1,111	$ 1,289	n/a $	$ 1,251	$ 597		$	$ 597

ALL-IN SUSTAINING COST	Three months ended March 31, , 2026				Three months ended March 31, 2025			
	Camino Rojo	Mussel-white	Corporate	Total	Camino Rojo	Mussel-white	Corporate	Total
Cash cost, as above	$19,365	$82,643	$ —	$102,008	$18,215	$ -	$ —	$18,215
Office and administration	—	—	6,116	6,116	—	—	5,587	5,587
Share based payments (excl PSUs)	28	276	3,985	4,289	30	-	1,093	1,123
Accretion of ARO	190	839	—	1,029	120	-	—	120
Amortization of site closure asset	52	819	—	871	150	-	—	150
Purchase of equipment - sustaining	687	4,327	—	5,014	450	-	—	450
Capitalized development – sustaining	—	15,577	—	15,577	—	-	—	-
Lease payments – sustaining	177	893	—	1,070	138	-	—	138
ALL-IN SUSTAINING COST	$20,499	$105,374	$10,101	$135,974	$19,103	-	$6,680	$25,783
Ounces of gold sold	17,436	64,104		81,540	30,512			30,512
All-in sustaining cost per ounce sold	$1,176	$1,644		$1,668	$626	-		$845

EXPLORATION AND PROJECT DEVELOPMENT COSTS

Exploration and project development costs are calculated as the sum of costs related to exploration and to project development. Some of these costs have been expensed, while some of these have been capitalized, in accordance with our accounting policies.

	Q1 2026	Q1 2025
Exploration and evaluation expense	**$ 6,032**	$ 8,879
Expenditures on mineral properties and deferred stripping costs capitalized	**30,122**	6,932
EXPLORATION AND PROJECT DEVELOPMENT	**$ 36,154**	$ 15,811

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[5] The Musselwhite Mine was acquired on February 28, 2025. Orla management concluded it would not be meaningful to readers to present cash costs and AISC for Musselwhite Mine for the one month period ended March 31, 2025.



Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the Company meeting its consolidated gold production and AISC guidance; the results of the South Railroad Feasibility Study, including NPV, IRR and capital cost estimate; the results of the PEA for the Camino Rojo Sulphides; exploration objectives, including growing reserves and resources and mine life extension; the timing of permitting and construction for the South Railroad Project; the Company's ability to increase annual production to 500,000 ounces; timing of a PFS for the Camino Rojo Sulphides; the Company's remediation in response to the RRM panel decision; and the Company's goals and strategies.

Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the Layback Agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepay; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; tailings risks; reclamation costs; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies and preliminary economic assessments; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2026, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.